FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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GSK amends emerging market data in 2009 year end unaudited results

GSK’s unaudited preliminary results announcement for the year ended 31st December 2009  issued at 12:00 GMT 4th February 2010 (RNS No 6871G) included the following sentence “If we use the broader definition of ‘emerging markets’# , GSK sales grew 28% and represented 24% of turnover”.

This sentence should read: “If we use the broader definition of ‘emerging markets’# , GSK sales grew 16% and represented 21% of turnover”.

 #Includes Pharmaceutical and Consumer Healthcare sales in GSK’s Emerging Markets region plus Central and Eastern Europe and Asia Pacific markets (excluding Japan, Australia and New Zealand).

This has now been updated to show the correct numbers.  All other information within the announcement remains unchanged.

SM Bicknell
Company Secretary
4th February 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 4, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc